Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

February 11, 2015

Ipath

Excgange Traded Notes

ETN Details

Ticker STPP

Intraday Indicative Value Ticker STPP.IV

CUSIP 06740L477

ISIN US06740L4775

Primary exchange NASDAQ Stock Market

Investor Fee Rate1 0.75% per annum

Index Rolling Cost2 $0.12 per annum

Index Multiplier3 $0.10

Inception date 8/9/2010

Maturity date 8/13/2020

Issuer Barclays Bank PLC

Callable ETN No

STPP

iPath® US Treasury Steepener ETN

1 The investor fee rate per ETN is equal to 0.75% per year. The investor fee on the inception date was equal to zero. On each subsequent calendar day until maturity or early redemption, the investor fee for each ETN will equal: (1) the closing indicative note value on the immediately preceding calendar day times (2) the investor fee rate divided by (3) 365. The closing indicative note value of the ETNs is calculated in the manner described in the product prospectus.

2 On any roll day, the index rolling cost for each ETN will equal $0.01. Roll days occur over three consecutive index business days, commencing three index business days before the last index business day in each of the months of February, May, August and November in any given year. The net effect of the index rolling cost accumulates over time and is subtracted at the rate of $0.12 per year, or 0.24% of the principal amount of your ETNs per year. On any calendar day that is not a roll day the index rolling cost for each ETN will equal $0.

3 The effect of the Index Multiplier is to adjust the rate at which the value of the ETNs changes in response to changes in the underlying Index level. As a result of the index multiplier, the ETNs will record a $0.10 gain or loss for every 1.00 point increase or decrease, respectively, in the Index.

ETN Description

The iPath® US Treasury Steepener ETN (the “ETNs”) is designed to provide investors with exposure to the Barclays

US Treasury 2Y/10Y Yield Curve IndexTM. The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC,

and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payments at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. An investment in the ETNs is subject to risks associated with fluctuations,

particularly a decline, in the performance of the underlying index.

An investment in the ETNs involves significant risks and may not be suitable for all investors. For more information on risk associated with the ETNs, please see “Selected Risk Considerations” below and the risk factors included in the relevant prospectus.

Index Description

The Barclays US Treasury 2Y/10Y Yield Curve IndexTM (the “Index”) employs a strategy that seeks to capture returns that are potentially available from a “steepening” or “flattening”, as applicable, of the U.S. Treasury yield curve through a notional rolling investment in U.S. Treasury note futures contracts. The level of the Index is designed to increase in response to a “steepening” of the yield curve and to decrease in response to a “flattening” of the yield curve.

To accomplish this objective, the performance of the Index tracks the returns of a notional investment in a weighted

“long” position in relation to 2-year Treasury futures contracts and a weighted “short” position in relation to 10-year

Treasury futures contracts, as traded on the Chicago Board of Trade. Owning the ETNs is not the same as owning interests in the futures contracts comprising the Index or a security directly linked to the performance of the Index.

Index Details

Index name Barclays US Treasury 2Y/10Y Yield Curve IndexTM

Composition Futures on Treasuries

Number of components 2

Bloomberg Index ticker BXIIUSTP

Index inception date 7/2/2010

Index sponsor Barclays Risk Analytics and Index Solutions Limited (BRAIS)

STPP

Source: Barclays (based on daily returns since ETN inception date;

08/09/10-06/30/14).

Barclays US Treasury 2Y/10Y Yield Curve IndexTM

iP-STPP-I0614

4 Standard deviation is a measure of variability from the expected value. Standard Deviation % Annualized is based on monthly returns for 06/11-06/14, and describes how the annual returns in a given annual period are likely to differ from average annualized returns. Because the Standard Deviation % Annualized is based on historical data, it may not predict variability in annualized performance of the ETNs in the future. Source: BlackRock, Barclays

5 Correlations based on monthly returns for 06/11-06/14. Correlation is the term used to describe the statistical relationship between two or more quantities or variables. Perfectly correlated assets will have a correlation coefficient of one, while the correlation coefficient will be zero when returns on two assets are completely independent. Source: BlackRock, Barclays

Annualized Performances, Standard Deviation And Correlation History

ETN returns are for illustrative purposes only. ETN returns measure the returns over the relevant period using the change in the indicative value expressed as a percentage from the beginning of the relevant period to the end of the relevant period and reflect the deduction of applicable fees and costs. Past performance does not guarantee future results.

Index returns are for illustrative purposes only and do not represent actual ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot directly invest in an index.

Past performance does not guarantee future results.

iPath® US Treasury Steepener ETN 0.00 -5.55 -10.57 -5.03 -10.34 -7.26 12.56 0.99

Barclays US Treasury 2Y/10Y Yield Curve IndexTM 0.23 -16.02 -27.71 -12.54 -23.22 -16.47 53.20 1.00

S&P 500® TR Index 2.07 5.23 7.14 24.61 16.58 17.76 12.26 0.38

MSCI EAFE TR Index 0.96 4.09 4.78 23.57 8.10 10.00 19.49 0.25

MSCI Emerging Markets TR IndexSM 2.66 6.60 6.14 14.31 -0.39 3.35 16.34 0.17

Barclays U.S. Aggregate Bond TR Index 0.05 2.04 3.93 4.37 3.66 3.48 2.77 -0.89

Bloomberg Commodity Index Total ReturnSM 0.60 0.08 7.08 8.21 -5.17 0.00 14.74 0.16

Source: Barclays, BlackRock, S&P Dow Jones Indices, LLC, MSCI, Bloomberg, as of 6/30/2014.

iPath® US Treasury Steepener ETN

Index Composition

The S&P 500® Index is intended to provide an indication of the pattern of stock price movement in the U.S. equities market. The MSCI EAFE Index is an equity index which captures large and mid cap representation across developed markets countries around the world, excluding the U.S. and Canada. The MSCI

Emerging Markets IndexSM is a free float-adjusted market capitalization index that is designed to measure equity market performance in the global emerging markets. The Barclays U.S. Aggregate Bond Index provides a measure of the performance of the U.S. investment grade bonds market.The Dow Jone-UBS Commodity

Index Total ReturnSM reflects the returns that are potentially available through an unleveraged investment in the futures contracts on physical commodities comprising the index plus the rate of interest that cound be earned on cash collateral invested in specified Treasury Bills.

1-month

Return %

3-month

Return %

6-month

Return %

1-Year

Return %

Annualized

3-Year

Return %

Annualized

Since ETN

Inception

08/09/10

Return %

Annualized

Standard

Deviation %

Annualized4

Index

Correlations5

Source: Barclays, as of 6/30/2014. Index composition is subject to change. Weights of the underlying futures contracts in the Index expressed as a percentage of the total absolute dollar exposure of the portfolio.

Cumulative Return

STPP

Benefits Risks

Selected Risk Considerations

An investment in the iPath ETNs described herein (the “ETNs”) involves risks, including possible loss of principal, and may not be suitable for all investors.

Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable product prospectus.

You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs,

you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The

ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of

Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

The Slope of the U.S. Treasury Yield Curve May Increase, Decrease or Remain Unchanged Over the Term of Your ETNs: The return on your ETNs is linked to the performance of the underlying index, which corresponds to changes in the underlying U.S. Treasury yield curve. Changes in the underlying U.S. Treasury yield curve are affected by a number of unpredictable factors, and such factors may cause the underlying U.S. Treasury yield curve to increase, decrease or remain unchanged over the term of your ETNs.

There is No Guarantee that the Index Level Will Decrease or Increase by 1.00 Point For Every 0.01% Change in the Level of the Underlying U.S. Treasury

Yield Curve: Reasons why this might occur include: market prices for underlying U.S. Treasury bond futures contracts may not capture precisely the underlying changes in the U.S. Treasury yield curve; the index calculation methodology uses approximation; and the underlying U.S. Treasury bond weighting is rebalanced monthly.

Due to the Index Multiplier, Any Changes in the Value of Your ETNs Will Not Occur at the Same Rate as the Corresponding Changes in the Value of the

Underlying Index: The ETNs apply an index multiplier, the effect of which is to adjust the rate at which the value of the ETNs changes in response to changes in the underlying index level.

iP-STPP-I0614

•	May provide portfolio diversification and completion* No principal protection
•	Ability to execute tactical views Credit risk of the issuer
•	Interest Rate Management Concentration of index exposure
•	Hedging Tool Minimum number of ETNs required to redeem directly with issuer**
•	Exchange listed Market risk
•	Daily redemption capabilities directly to issuer** Yearly fee and applicable costs
•	No tracking error to their specified underlying index***
*	Diversification does not protect against market risk.

**Subject to notification requirements described in the applicable prospectus, a holder must redeem at least 50,000 iPath ETNs of the same series at one time in order to exercise the right to redeem the ETNs on any redemption date.

*** Excluding fees and applicable costs and applies only to the indicative value, not necessarily to the secondary market price.

Tracking error refers to the under/over performance differential of an ETN versus its underlying index over a given time period, after accounting for the ETN’s fees and costs. One cannot invest directly in an index.

Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the U.S. stock or U.S. Treasury markets, the index components included in the underlying index,

and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on a U.S. national securities exchange, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 50,000 ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the product prospectus.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov.

Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Investments, LLC, assists in the promotion of the iPath ETNs.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

“Barclays US Treasury 2Y/10Y Yield Curve IndexTM” is a trademark of Barclays Bank PLC.

© 2015 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks,

servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. iP-0736-1014

iP-STPP-I0614

Not FDIC Insured—No Bank Guarantee—May Lose Value 1-877-764-7284 www.ipathetn.com Page 4 of 4

STPP